UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 13)


                             AMERICAN ELECTROMEDICS CORP.
                             ----------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.10 PAR VALUE
                             ----------------------------
                            (Title of Class of Securities)

                                     0225569-10 4
                                     ------------
                                    (CUSIP Number)

                                     Alan Gelband
                            575 Madison Avenue - 7th Floor
                               New York, New York 10022

          -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   OCTOBER 3, 1997

               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                          Page 1 of 5 Pages
                                                               -    -

                                     SCHEDULE 13D

           CUSIP No. 022 5569 10 4              PAGE  2  OF  5  PAGES
                     -------------                   ---    ---

           ------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Alan Gelband
                            S.S. # ###-##-####
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             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                      (b) [ ]
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             3    SEC USE ONLY

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             4    SOURCE OF FUNDS*

                            PF
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             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]

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             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            USA
           ------------------------------------------------------------------
            NUMBER OF      7  SOLE VOTING POWER

             SHARES                51,076 shs. (including 10,000 shares
                                   underlying convertible debentures)
          BENEFICIALLY    ---------------------------------------------------
                           8  SHARED VOTING POWER
            OWNED BY
                                   N/A
             EACH         ---------------------------------------------------
                           9  SOLE DISPOSITIVE POWER
          REPORTING
                                   51,076 shs. (including 10,000 shares
         PERSON WITH               underlying convertible debentures)
                          ---------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                                         N/A
           ------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            51,076 shs. (including 10,000 shares underlying convertible debentures)
           ------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          [ ]

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            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            2%
           ------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON*

                            IN
           ------------------------------------------------------------------

          ITEM 1.  SECURITY AND ISSUER
                   -------------------

                    The class of equity securities to which this Amendment No. 13 relates is the common stock, $.10 par value per share (the "Common Stock"), of American Electromedics Corp., a Delaware corporation (the "Company"). The Company has its principal executive offices at 13 Columbia Drive, Suite #18, Amherst, New Hampshire 03031.

                    Except to the extent set forth provided for in this Amendment No. 13, the information in the initial Schedule and prior amendments thereto remains in effect.

          ITEM 2.  IDENTITY AND BACKGROUND
                   -----------------------

                    This Amendment is being filed by Alan Gelband ("Gelband") individually and on behalf of the Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust (the "Pension Plan") and the Alden Foundation (the "Foundation"). Gelband is the sole shareholder, officer and director of Alan Gelband Company, Inc., a New York corporation ("Gelband Company"), and is a Trustee of the Foundation.


          ITEM 4.   PURPOSE OF TRANSACTION
                      ----------------------

                    On October 3, 1997, Gelband, the Pension Plan and the Foundation (Gelband, the Pension Plan and the Foundation collectively referred to as the "Sellers") sold an aggregate of 500,000 shares (the "Shares") to an investor group (the "Purchasers") pursuant to a Letter Agreement dated October 1, 1997 (the "Agreement"). The Agreement provided that the Sellers sell the Shares to the Purchasers at a purchase price of $1.00 per share. Prior to the sale of the Shares, the Sellers beneficially owned in the aggregate approximately 20% of the outstanding shares of the Company's Common Stock. Subsequent to such sale, the Sellers own approximately 2% of the Company's Common Stock. A copy of the Agreement is filed as Exhibit 3 hereto.

                    Pursuant to the Agreement, Gelband also resigned as a director of the Company effective October 3, 1997 upon the closing of the sale of the Shares.

                    In addition, and pursuant to the Agreement, Gelband entered into a Standstill Agreement (the "Standstill Agreement"), as more fully described in Item 6 hereto, whereby Gelband and his affiliate's investment in the Company is restricted for a period of two years to the greater of 150,000 shares of Common Stock or 2% of the outstanding shares of Common Stock and Gelband is also restricted from certain acts that may have an effect on the control of the Company. A copy of the Standstill Agreement is filed as Exhibit 4 hereto.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

                    (a) Gelband is the direct beneficial owner of 51,076 shares of the Company's Common Stock (including 10,000 shares underlying Debentures). The 51,076 shares beneficially owned by Gelband represent approximately 2% of the outstanding shares of the Company's Common Stock as at October 3, 1997 (assuming conversion of the Debentures).

                    (b) Gelband has sole voting power for the 51,076 shares listed in Item 5(a) of this Schedule and has sole dispositive power as to such 51,076 shares.

                    (c) Pursuant to the Agreement, on October 3, 1997, Gelband privately sold 500,000 shares of Common Stock of the Company as follows: 254,400 shares directly, 144,400 shares on behalf of the Foundation, and 101,200 shares on behalf of the Pension Plan.

                    (d)  Not applicable.

                    (e) On October 3, 1997, Gelband ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.


          ITEM 6.   CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS
                    ------------------------------------------

                    Pursuant to the Agreement, Gelband resigned as a director of the Company effective October 3, 1997 upon the closing of the sale of the Shares.

                    Gelband also entered into the Standstill Agreement with the Company which provides that for two years following October 1, 1997 neither Gelband nor his affiliates will own or acquire, directly or indirectly, any Voting Securities (as defined in the Standstill Agreement) in an amount exceeding the greater of (i) 150,000 shares of Common Stock (as presently constituted) or (ii) 2% of the issued and outstanding shares of Common Stock (excluding treasury shares). The Standstill Agreement also restricts Gelband from certain acts which would have the effect influencing or altering control of the Company, e.g., from seeking representation on the Board, from soliciting proxies, or submitting proposals for stockholder vote. A copy of the Standstill Agreement is filed as Exhibit 4 hereto.


          ITEM 7.   MATERIAL FILED AS EXHIBITS
                    --------------------------

                    3. Letter Agreement dated October 1, 1997 among Gelband, the Foundation and the Pension Plan and the Purchasers,

                    4. Standstill Agreement dated October 1, 1997 between Gelband and the Company.

                                      SIGNATURES
                                      ----------

                    After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in the statement is true, complete and correct.


          Date:  October 6, 1997

                                              /s/ Alan Gelband
                                             ------------------------------
                                                      Alan Gelband

                                  EXHIBIT INDEX


          Exhibit                   Description
          -------                   -----------

             3. Letter Agreement dated October 1, 1997 among Gelband, the Foundation and the Pension Plan and the Purchasers

             4. Standstill Agreement dated October 1, 1997 between Gelband and the Company.